

July 21, 2011

Via Email
Jeffrey J. Rosen, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022

     Re: **Temple-Inland Inc.**
               Schedule TO-T filed July 12, 2011 by Metal Acquisition Inc. and
                    International Paper Company
               File No. 005-34674

Dear Mr. Rosen:

We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing and providing the requested information. Where you do not believe our comments apply to the bidders' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

Offer to Purchase

Introduction, page 7

1.   We note disclosure in the second to last paragraph on page 7 and elsewhere regarding future open market purchases and privately negotiated transactions following expiration of the Offer and pending completion of the proposed Merger and conducted on potentially *less favorable* terms than the terms of the Offer. Note that such privately negotiated or open market purchases undertaken with the intent and the effect of facilitating a going-private transaction may be subject to Exchange Act Rule 13e-3 as steps in a series of transactions with a going-private effect. Please confirm your understanding.

Conditions of the Offer, page 31

2.   A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Because the determination of whether or not several of the offer conditions have been triggered appears to remain in the bidders' sole discretion, the assertion of offer conditions appears to be within the exclusive control of the bidders. For example, we refer you to condition (i)(c), (d) and (g) and condition (x). Because it appears that the bidders have reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the bidders have created the implication that they may conduct an illusory offer in potential contravention of Exchange Act Section 14(e). In contrast, we note that other conditions in this section appear to be subject to the bidders' "reasonable judgment." Please revise the cited conditions to include an objective standard, such as a standard of reasonableness, against which the bidders' discretion may be judged.

3.   We note the disclosure in the last paragraph of this section relating to the bidders' failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidders fail to assert the condition, they will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer, as noted in the disclosure, and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders' understanding on both points in your response letter.

Miscellaneous, page 35

4.   The disclosure in this section indicates that "[t]he Offer is not being made to, *nor will tenders be accepted from or on behalf of*, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction" (emphasis added). If this language is intended to apply to holders of Shares located outside the United States, please note that the all-holders provision in Exchange Act Rule 14d-10 applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please either advise us as to how the bidder is complying with the all-holders provision in Rule 14d-10 or revise the disclosure here consistent with the rule.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions